Contact Gold Corp.

(an exploration-stage company)

Management's Discussion and Analysis

For the three months ended March 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion of Financial Condition and Results of Operations (the "MD&A") is dated May 28, 2020, and provides an analysis of, and should be read in conjunction with the accompanying financial statements and related notes thereto for the three months ended March 31, 2020, 2019, and 2018 (together, the "Interim Financial Statements"), and other corporate filings, including the Company's Annual Information Form for the year ended December 31, 2019, dated March 31, 2020 (the "AIF"), each of which is available under the Company's profile on SEDAR at www.sedar.com.

Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in Canadian dollars, unless otherwise stated.  Amounts in United States dollars are expressed as "USD".  As at March 31, 2020, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7049 (USD 0.7699 at December 31, 2019).

Pursuant to a decision document dated December 24, 2019 (2019 BCSECCOM 451) issued by the British Columbia Securities Commission (as principal regulator) and the Ontario Securities Commission under National Policy 11-203 - Process for Exemptive Relief Applications in Multiple Jurisdictions (the "Order"), the Company has been granted an exemption by the Canadian securities commissions in each of the provinces and territories in which Contact Gold is a reporting issuer from having to file financial statements prepared in accordance with from International Financial Reporting Standards ("IFRS"), and audited pursuant to Canadian auditing standards.

Further to the Order, the Company changed the body of accounting standards used to prepare its financial statements from IFRS, to United States generally accepted accounting principles ("US GAAP"); the first period of which is for, and as at, the year ended December 31, 2019.  Prior period, and interim period financial information filed on SEDAR prior to the date of this MD&A was prepared in accordance with IFRS.  US GAAP differs in some respects from IFRS and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS.  Although the Company has sought to align its accounting treatment and disclosures to align with those required under IFRS and US GAAP so as to minimize the differences, this MD&A does not include any explanation of the principal differences or any reconciliation between IFRS and US GAAP.

Note Regarding Forward Looking Statements

This MD&A contains forward-looking statements reflecting our current expectations, and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.  Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of risks and uncertainties, including those discussed in the sections entitled "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements," and elsewhere in the AIF.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management's own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to "we," "us," "our" or "the Company", refer to Contact Gold Corp., a Nevada corporation.

Overview

Contact Gold is a gold exploration company focused on making district-scale gold discoveries in Nevada.

The Company was incorporated under the Business Corporations Act (Yukon) on May 26, 2000, and was continued under the Business Corporations Act (British Columbia) on June 14, 2006.

On June 7, 2017, the Company closed a series of transactions (the "Transactions"), including i) a reverse acquisition (the "RTO") of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company, ii) a share consolidation, and iii) the acquisition (the "Clover Acquisition") of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in Nevada (the "Contact Properties").

Contact Gold was continued under the laws of the State of Nevada when the Transactions closed, and began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.  The Company's common shares were listed for trading on the OTCQB, under the symbol "CGOL", on May 19, 2020.

Mineral Properties

The Contact Properties are on Nevada's Carlin, Independence, and Cortez gold trends which host numerous gold deposits and mines.  Contact Gold controls a significant land position comprising target-rich mineral tenure which hosts numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage. As at the date of this MD&A, the Contact Properties encompass approximately 140 km2.

Subsequent to closing the Clover Acquisition, the Company acquired additional mineral property claims contiguous to the original tenure through (i) direct staking, and (ii) relatively low-cost acquisitions from private landowners, including the East Bailey, and Pony Spur additions at Pony Creek gold property ("Pony Creek"); the Poker Flats acquisition adjacent to the Company's Dixie Flats property; and the consolidation of ownership in Cobb Creek.

During the year ended December 31, 2019, the Company entered into an agreement providing the Company with the option to purchase a 100% interest in the Green Springs gold project ("Green Springs") in White Pine County, Nevada, on the southern extension of the Cortez and Carlin Trends.  An initial RC drilling program was conducted during the fourth quarter of 2019.

Further to having completed a review of available data, the Company has also determined to dispose of, or abandon, certain of the Contact Properties, including the following:

  In late September 2019, entered into an option agreement (the "Cobb Creek Option") to sell Cobb Creek to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").
  During the year ended December 31, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties;

Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed.  Mineral property expenditures on the Contact Properties are summarized in this MD&A.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage. Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company, was granted certain rights relating to the Contact Properties, including a right of first offer ("ROFO"), and a right of first refusal ("ROFR"). A third-party also holds a ROFO on certain of the Portfolio properties.

a) Pony Creek

Pony Creek is located within the Pinion Range, in western Elko County, Nevada, south of the Railroad-Pinion project ("Pinion") operated by Gold Standard Ventures ("GSV").  Since acquisition, Pony Creek has been the principal focus of the Company's exploration efforts.  The Pony Creek property encompasses approximately 82 km2 in the southern portion of Nevada's Carlin gold trend; and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.  At the time of the Clover Acquisition, large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby Pinion project are exposed.  Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years. All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

Since closing the Transactions, the Company has staked or acquired additional prospective mineral tenure adjacent to Pony Creek, primarily to the east and south.  The new claims, including those previously known as Pony Spur and East Bailey, cover prospective host rocks with significant exploration potential that have seen minimal exploration effort in the past.

Since the establishment of Contact Gold in June 2017, the Company has reported having hit gold mineralization in 108 of the 117 holes drilled (including those lost before planned depth), and continues to drill oxide gold  at Pony Creek.  The majority of these drill holes are step-outs from the historical mineral resource estimate area at the property's Bowl Zone.  Data review, target refinement and advancement of the geological model are ongoing.

To date, the Company has been operating a drill program within a somewhat limited footprint under "Notice of Intent" ("NOI") (including subsequent amendments) permits; however, the receipt of an approved Plan of Operations permit expected prior to the commencement of the next drill season, will be a key milestone for Pony Creek.  The Plan of Operations permit will provide a significant amount of permitted disturbance to follow up on multiple targets, including the Stallion Zone, and the Bowl Zone, and allow us to test many of the other high-quality targets featuring near-surface gold mineralization at the property.

An outline of several priority target areas for the anticipated 2020 and 2021 drilling programs include:

  Bowl Zone is host to a historical resource estimate and has been the focus of most of the drilling by Contact Gold to date.  The Bowl Zone has returned long intervals of near surface oxide gold mineralization over an area measuring 850m x 650m and remains open for expansion in all directions.

  Appaloosa Zone is an oxide gold corridor located 1.2 kilometres ("km") northeast of the Bowl Zone, and though sparsely drilled, it continues to return thick intervals of oxide gold in the near surface.  The gold mineralization footprint currently measures in excess of 1.6 km x 200 m and remains open for expansion, with numerous untested coincident gold-in-soil geochemical & geophysical targets yet to be drilled.

  Stallion Zone was discovered by Contact Gold in 2018.  It is an outcropping zone of oxide gold mineralization measuring in excess of 2 km located 1.6 km north of the Bowl Zone.  To date 28 of 29 Contact Gold drill holes have intersected long runs of near- and at-surface, oxidized gold mineralization, with numerous individual assays ranging from 0.6 g/t Au to 1.1 g/t Au.  The northern portion of the Stallion Zone has recently returned the widest intervals of oxide gold all starting from surface at Pony Creek.  Surface work completed in 2019 indicates that it may continue eastward beneath a low angle fault which covers the zone in unmineralized rock, to the Mustang target.  The Stallion Zone remains open in all directions.

  Elliott Dome is adjacent to GSV's Jasperoid Wash deposit. The 1 km x 500m target, which has never been drilled, is defined by north-south structurally controlled gravity, CSAMT and gold-in-soil anomalies cutting clastic and carbonate rocks with gold-in-soil values as high as 0.34 g/t Au. Drill pads and roads have been built for this drill-ready target.

  Mustang is the combination of the property's 1.5 km long gold-in-soil "Moleen", and "Willow" targets, located 600 m north of the Stallion Zone, and immediately south of GSV's Jasperoid Wash discovery. The Mustang target, which has never been drilled, extends west-northwest from the Appaloosa Zone, and is defined by: west-northwest structurally controlled gravity and gold-in-soil anomalies cutting Penn-Perm Moleen and Strathearn formation clastic and carbonate rocks.  Contact Gold's recent interpretation is that it may be connected to the Stallion Zone, with the vast area between the two surface anomalies covered with a thin veneer of unmineralized rock that is in low angle fault contact with the underlying mineralized clastic carbonate rock.

  Palomino is immediately northwest of the high-grade oxide portion of the Bowl Zone, and is expressed by a large gold-in-soil anomaly measuring 400 m x 500 m with local gold-in-soil values up to 0.55 g/t Au. Palomino is interpreted to be located along the major northwest structure that controls gold mineralization at the Bowl Zone and the Pony Spur target

  DNZ is a north-south striking structural target defined by geophysical anomalies, DNZ is interpreted to sit along the main Dark Star - Emigrant structural corridor; on strike between the Appaloosa Zone and GSV's Dixie target

  Pony Spur is a northwest oriented structural zone, with abundant Jasperoid development and drilled gold mineralization at the Webb-Devil's Gate contact, an important regional gold host. Recent soil sampling by Contact Gold has generated a gold-in-soil anomaly measuring 200 X 600 m, with gold values up to 1.18 g/t Au. Pony Spur is located along the main northwest structure associated with gold mineralization at the Bowl Zone and the Palomino target.

The budget for exploration through 2020 has not yet been finalized; the Company expects to resume drilling upon receipt of an approved Plan of Operations permit.

There is a 3% net smelter returns royalty ("NSR") on those claims that comprise Pony Creek acquired from Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company. The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020 when such option expired. In addition to a 2% NSR awarded to the vendor on the acquisition of East Bailey, there is a 3% NSR over certain of the East Bailey claims, up to 2% of which can be bought-back for USD 1,000,000 per 1% increment.  Advance royalty payments are also due annually; the amount due for the forthcoming year is USD15,000.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Pony Creek, including non-cash items, are as follows:

	For the period from January 1, to March 31, 2020	For the period from January 1, to March 31, 2019	For the period from January 1, to March 31, 2018
Drilling, assaying & geochemistry	$ 632	$ 25,207	$ 83,782
Wages and salaries, including share-based compensation	67,229	297,734	120,349
Geological contractors/consultants & related crew care costs	20,162	80,700	171,645
Land claims fees	64,568	74,658	68,817
Permitting and environmental monitoring	12,171	16,764	38,199
Expenditures for the period	$ 164,762	$ 495,063	$ 482,792
Cumulative balance	$ 10,194,038	$ 8,302,583	$ 4,435,511
Drill metres completed	-	-	-

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold's issuer profile on the document filing and retrieval system for Canadian publicly-listed companies known as SEDAR at www.sedar.com.

b) South Carlin Projects: Dixie Flats & North Star

The North Star property ("North Star") is located approximately eight kilometres north of the northern-most point of Pony Creek, in western Elko County, Nevada. North Star comprises 56 unpatented mining claims covering 4.68 km2 of prospective ground in western Elko County, Nevada.  The Company believes the property's location to be a significant piece of the district. There has been no historical drilling completed on the property. There is a 3% NSR on North Star payable to an affiliate of Waterton Nevada.

The Dixie Flats gold property ("Dixie Flats") property sits immediately to the north of North Star.  The property boundary of Dixie Flats is 13 km north of Pony Creek, and like North Star sits along the Emigrant fault, sharing many of the same host rocks and much of the same stratigraphy as Pony Creek, and the Emigrant mine.  As of the date of this MD&A, Dixie Flats comprises 324 unpatented mining claims covering 27.1 km2 of prospective ground.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Waterton Nevada.  To date, work at Dixie Flats by the Company has consisted of data compilation, 26 line-km of CSAMT geophysical surveys, a 304-station gravity survey, drill target selection and report preparation.

Results reinforce management's belief in the prospectivity of the South Carlin Projects.  Interpretation of geophysical data indicates that the main controlling structure projects southward through North Star and Dixie Flats from Emigrant to GSV's high-grade Dark Star deposit ("Dark Star").  The Company expects to continue refining targets ahead of a future drill program.

For the three months ended March 31, 2020, expenditures, including non-cash items, incurred at the South Carlin Projects were $0.01 million (three months ended March 31, 2019: $0.02 million; three months ended March 31, 2018: $0.03 million).

c) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property.  The addition of Green Springs provided the Company with another advanced exploration property hosting a Carlin-type gold system.

Green Springs is located at the southern end of Nevada's Cortez Trend, 60 km southwest of the historic mining centre of Ely, Nevada in a region hosting numerous producing and past-producing Carlin-type gold deposits. Green Springs is approximately 10 km east of Fiore Gold's Gold Rock Project, 10 km south of Waterton Nevada's Mt. Hamilton gold deposit and 20 km southeast of Fiore Gold's producing Pan Mine. Other deposits/past producers in the region include Illipah (Waterton Nevada) and Griffon (Liberty Gold). The Bald Mountain mine complex operated by Kinross Gold is located 45 km to the north of Green Springs.

Green Springs is subject to a valid Plan of Operations to perform exploration, comprising 75 acres which will permit a drill program to test multiple targets within the consolidated land package.

Contact Gold issued 2,000,000 common shares ("Contact Shares") and paid USD 25,000 ($32,855) in cash to Ely Gold to secure the Green Springs property. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees relating to the current period.

Total additional consideration to satisfy the Green Springs Option is as follows:

USD 50,000	first anniversary
USD 50,000	second anniversary
USD 50,000	third anniversary
USD 100,000	fourth anniversary

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Common Shares.  Payment of all amounts can be accelerated and completed at any time.  Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other (payable in June of each year) requires an annual payment in cash equal to the value of 20 ounces of gold.  Existing royalties at Green Springs range from 3% to 4.5% based on historical underlying agreements.

The Company has recently completed a limited first-pass drill program at Green Springs. The results from the Alpha and Echo zones, separated by over 4 km, show a robust Carlin-type gold system with oxide gold grades significantly higher than the surrounding operations on the Carlin and Cortez Trends. The Company is pleased with these first holes from our initial drill program at Green Springs.  Assay results also indicate that gold mineralization in the property's "Echo" and "Charlie" zones are entirely oxidized and averages between 96% - 100% gold recoveries in cyanide solubility tests compared to Fire Assay/Atomic Absorption gold values.

	For the period from January 1, 2020, to March 31, 2020	For the period from July 23, 2019, to December 31, 2019
Drilling, assaying & geochemistry	$ 4,430	$ 284,842
Wages and salaries, including share-based compensation	67,724	111,210
Geological contractors/consultants & related crew care costs	24,684	84,360
Land claims fees	53,444	24,767
Permitting and environmental monitoring	828	149
Expenditures for the period	$ 151,110	$ 505,328
Cumulative balance	$ 656,438	$ 505,328
Drill metres completed	-nil	1,300

d) Cobb Creek

Upon closing of the Transactions in June 2017, Contact Gold acquired a 49% interest in Cobb Creek. The Company consolidated its interest on November 7, 2017 by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made.  Associated acquisition costs of $156,040 had been capitalized to Cobb Creek for this incremental 51% interest. The obligation to make the annual payments was recorded as a financial liability at amortized cost, and has been accreted up, and adjusted for foreign currency exchange, each subsequent period.

By an agreement dated September 27, 2019, Clover agreed to farm-out 100% of its interest in Cobb Creek to Fremont.  The Company has received 750,000 common shares of Fremont ("Fremont Shares") and was reimbursed an amount of USD 65,569 ($85,320) in January 2020 for certain claims-related holding costs.  The Company was also reimbursed for the prorated November 2018 and November 2019 payment to the Cobb Counterparty made by the Company on behalf of Fremont.

Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont.  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. Upon completion of the farm-out, Fremont will award to Clover a 2.0% NSR on Cobb Creek.  There is no other NSR on Cobb Creek.

In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, make the annual payments to the Cobb Counterparty, and remit the following consideration to the Company:

Anniversary 1 (Year 2)	USD 30,000; and 750,000 Fremont Shares.
Anniversary 2 (Year 3)	USD 20,000
Anniversary 3 (Year 4)	USD 20,000
Anniversary 4 (Year 5)	USD 25,000
Anniversary 5 (Year 6)	USD 35,000
Anniversary 6 (Year 7)	USD 45,000
Anniversary 7 (Year 8)	USD 55,000
Anniversary 8 (Year 9)	USD 65,000
Anniversary 9 (Year 10)	USD 75,000

The carrying value of Cobb Creek at September 26, 2019 (immediately prior to execution of the Cobb Creek Option) was: $288,537.  The value of the cash receivable and Fremont Shares received have been applied against the carrying value of Cobb Creek. The recovery of a previously recognized DTL of $5,338 has been recognized to the statement of loss and comprehensive loss.  The reimbursement of claims-related fees for the current period have been applied against the balance previously recognized as prepaid Claims Maintenance fees (as defined in this MD&A).

e) Portfolio

The remaining Contact Properties, described herein as the "Portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.  The Portfolio properties each carry an NSR of either 3% or 4%.  For the three months ended March 31, 2020, expenditures, including non-cash items (and exclusive of non-cash accounting charges incurred in aggregate on the portfolio properties totaled $0.01 million (Three months ended March 31, 2019: $0.06 million; Three months ended March 31, 2018: $0.08 million).

Those specific properties for which there was a change are summarized below:

Dry Hills and Rock Horse

Pursuant to our annual property review process, it was determined toward the end of Q2 2019, that the Company would not renew/maintain a total of 522 peripheral/non-core claims at various Portfolio properties, including the claims that comprise the "Dry Hills" and "Rock Horse" properties in their entirety.  The decision to abandon certain claims was made as a reflection of general market conditions, and the Company's intent to focus on Pony Creek in particular.  In satisfaction of an obligation under the Securities Exchange Agreement, the Company provided notice to Waterton Nevada of its intent to abandon these claims, and in response, Waterton Nevada notified the Company of its intent to exercise its right to take assignment of the claims for nominal value. An expense of $1,381,434 was recognized as an impairment in the year ended December 31, 2019.

Selected Financial Information

Management is responsible for, and the Board approved, the Interim Financial Statements.  Except as noted, we followed the significant accounting policies presented in Note 2 of the Interim Financial Statements consistently throughout all periods summarized in this MD&A.  Contact Gold operates in one segment - the exploration of mineral property interests.

Management has determined that Contact Gold and Carlin have a CAD functional currency because each finance activities and incur expenses primarily in Canadian dollars. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. Contact Gold's presentation currency is Canadian dollars.  Accordingly, and as Contact Gold's most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (gain).

Selected Statement of Loss and Comprehensive Loss Data

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and Comprehensive (Gain) Loss	Three months ended March 31, 2020	Three months ended March 31, 2019	Three months ended March 31, 2018
Loss before income taxes	$2,702,007	$1,777,295	$1,248,596
Tax recovery	$-	$-	$-
Other comprehensive (gain) loss	$(3,367,024)	$817,979	$(1,089,809)
Comprehensive (gain) loss	$(665,017)	$2,595,274	$158,787

Discussion of Operations

Three months ended March 31, 2020, 2019 and 2018

Contact Gold incurred a comprehensive gain for the three months ended March 31, 2020 of $665,017 (three months ended March 31, 2019: loss of $2,595,274; three months ended March 31, 2018: loss of $158,787), including the adjustment for a recovery of previously recognized amount for the Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%) following the abandonment of certain mineral property interests.  Other comprehensive loss (gain) in each period reflects primarily the translation of the USD-denominated values of Clover's assets and liabilities for consolidation purposes.

Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss.

Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Three months ended
	March 31, 2020	March 31, 2019	March 31, 2018
Drilling, assaying & geochemistry	$5,063	$25,207	$85,925
Wages and salaries, including share-based compensation	135,558	299,063	121,961
Amortization of Claims Maintenance fees	141,587	145,778	167,831
Geological contractors/consultants & related crew care costs	44,985	103,032	199,102
Permitting and environmental monitoring	12,999	16,764	39,660
Property evaluation and data review	-	8,497	-
Expenditures for the period	$340,192	$598,341	$614,479
Cumulative balance	$12,088,948	$9,308,415	$4,877,174

Details of exploration and evaluation expenditures incurred and expensed by Contact Gold on the Contact Properties are as follows:

	Three months ended
	March 31, 2020	March 31, 2019	March 31, 2018
Pony Creek	$164,762	$495,063	$482,792
South Carlin Projects	14,658	23,687	26,983
Green Springs	151,110	-	-
Cobb Creek	140	9,895	24,077
Portfolio properties	9,522	61,199	80,627
Property evaluation and data review	-	8,497	-
Expenditures for the period	$340,192	$598,341	$614,479
Cumulative balance	$12,088,948	$9,308,415	$4,877,174

During the year ended December 31, 2019 the Company determined to abandon the Dry Hills and Rock Horse properties and recognized a write down from $1,381,434 to nil of the value of these two properties.  .

Preferred Stock

As detailed in the Interim Financial Statements, the value of the Contact Preferred Shares was bifurcated to a "host" instrument and to certain identified embedded derivatives (the "Embedded Derivatives"); the reported value of each changes period over period, with an impact to the statements of loss (gain) and comprehensive loss.

- At issuance, the "host" instrument was valued at USD 6,033,480. The value of the "host", translated to CAD of $8,140,371 is accreted back to the full value of $15,262,500, including the value of the accumulated accrued dividends over five years.  The non-cash accretion of the "host" value for the period from January 1, 2020 to March 31, 2020 was $622,005 (three months ended March 31, 2019: $509,113; and three months ended March 31, 2018: $429,183).  A non-cash foreign exchange loss of $1,196,339 reflective of the depreciation of the CAD compared to the USD through that period, was also recognized on the "host" (2019 comparative period : non-cash gain of $222,425; and 2018 comparative period: non-cash loss of $183,685).

- The value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,648).  Each period the statements of loss and comprehensive loss include the impact of a revaluation of these Embedded Derivatives.  Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares.  During the three months ended March 31, 2020 the Company recognised a gain of $106,270 on the change in fair value (2019 comparative period: gain of $106,223; and 2018 comparative period: gain of $564,605).

Wages and salaries of $314,626 for the three months ended March 31, 2020 (2019 comparative period: $539,498; and 2018 comparative period: $192,167) reflects amounts earned by officers and employees of the Company not directly attributable to exploration.  The total expense reflects (i) directors' fees paid in cash and DSU, and (ii) incentive remuneration awarded to employees of the Company determined during the period.

Stock-based compensation expense, as directly reflected in the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2020 is $109,505 (2019 comparative period: $249,789; and 2018 comparative period: $285,808).  An additional amount of $24,024 was charged to exploration and evaluation expenditures for the three months ended March 31, 2020 (2019 comparative period: $40,180; and $33,143 for the 2018 comparative period).

Refer in this MD&A under section "Outstanding Securities - Stock-based compensation" for a summary of cancellations, forfeitures and new awards of Options and DSUs during the year.  The remaining average contractual life of Options outstanding is 3.63 years.  In determining the fair market value of stock-based compensation granted to employees and non-employees, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether Options are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Professional, legal and advisory fees recognized for the three months ended March 31, 2020 of $114,683 (2018 comparative period: $57,863; and 2018 comparative period: $38,851) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company's legal status as a U.S. incorporated entity, listed on the TSXV.  Expenses increased in 2020 compared to those in 2019 as the Company prepared to undertake the financing that closed after the period.

Investor relations, promotion and advertising expenses of $46,006 for the three months ended March 31, 2020 (2019 comparative period: $31,090; and 2018 comparative period: $93,947), include marketing activities (including related travel costs), website maintenance, and related costs to update shareholders of Contact Gold and prospective investors.  Amounts in 2020 are lower than those of 2019 as a reflection of a general decrease in activities and the termination of certain promotion and advertising efforts.

Administrative, office and general expenses of $65,929 for the three months ended March 31, 2020 (2019 comparative period: $115,066; and 2018 comparative period: $117,131), includes head office-related costs, listing and filing fees, banking charges, and other general administrative costs.  The amount for 2020 is lower reflective of a determination to attribute directors fees to wages and salaries rather than as part of administrative expenses in the current period.

Foreign exchange loss during the three months ended March 31, 2020 of $1,192,011 (2019 comparative period: gain of $220,682: and 2018 comparative period: loss of $40,537) reflects primarily the impact of the rate of exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end.  Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Segment information

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA.  Accordingly, the Company's operations are in one commercial and two geographic segments. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss is distributed by geographic segment per the table below:

	Three months ended March 31, 2020	Three months ended March 31, 2019	Three months ended March 31, 2018
Canada	$ 2,306,087	$ 1,161,457	$ 603,907
United States	395,920	615,838	644,689
	$ 2,702,007	$ 1,777,295	$ 1,248,596

Summary of Quarterly Results and Fourth Quarter

Period	Revenues $	Net loss for the period $	Net loss per Contact Share for the period $
Three months ended March 31, 2020	- nil	2,702,007	0.04
Three months ended December 31, 2019	- nil	1,772,760	0.02
Three months ended September 30, 2019	- nil	2,159,347	0.03
Three months ended June 30, 2019	- nil	3,664,724	0.06
Three months ended March 31, 2019	- nil	1,777,295	0.04
Three months ended December 31, 2018	- nil	4,581,571	0.09
Three months ended September 30, 2018	- nil	3,180,414	0.06
Three months ended June 30, 2018	- nil	2,844,511	0.06

The following table sets out selected quarterly financial information of Contact Gold and is derived from unaudited quarterly financial statements prepared by management.

The Company's expenditures and cash requirements may fluctuate and lack some degree of comparability from period to period as a result of a number of factors including seasonal fluctuations, the write-off of capitalized amounts, share-based payment costs, tax recoveries and other factors that may affect the Company's activities.  In addition, the non-cashflow related impact of fair value estimates for the Contact Preferred Share embedded derivatives, as well as foreign exchange impacts arising therefrom may give rise to significant variability in results from one period to the next.  The Company's primary source of funding is through the issuance of share capital; accordingly, the Company's activity level and the size and scope of planned exploration projects may also fluctuate depending upon the availability of equity financing with favourable terms. When capital markets strengthen, and the Company is able to secure equity financing with favourable terms, the Company's activity levels and the size and scope of planned exploration projects may increase.

The Company's loss and comprehensive gain for the first quarter of 2020 reflects (i) $3,370,774 recognized in other comprehensive gain from the revaluation of the Company's USD-denominated Contact Gold Properties, (ii) foreign exchange loss of $1,192,011 reflective of the impact of the rate of foreign exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end; (iii) the non-cash accretion of the host amount of the Contact Preferred Shares of $622,005, (iv) exploration and evaluation expenditures of $340,192, (v) wages and salaries of $314,626; (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the fourth quarter of 2019 reflects (i) $704,170 recognized in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Gold Properties,  (ii) exploration and evaluation expenditures of $657,423, (iii) the non-cash accretion of the host amount of the Contact Preferred Shares of $593,814,  (iv) wages and salaries of $560,472; (v) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the third quarter of 2019 reflects (i) exploration and evaluation expenditures of $723,812, (ii) the non-cash accretion of the host amount of the Contact Preferred Shares of $580,708, (iii) $441,761 recognized in other comprehensive gain from the revaluation of the Company's USD-denominated Contact Gold Properties; (iv) stock-based compensation of $260,326, and (v) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the second quarter of 2019 reflects (i) a loss on disposal of exploration properties of $1,381,434; (ii) exploration and evaluation expenditures of $1,059,106, (iii) $817,443 recognized in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Gold Properties (iv) the non-cash accretion of the host amount of the Contact Preferred Shares of $534,960, (v) foreign exchange gain of $355,866; and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the first quarter of 2019 reflects (i) $817,979 recognized in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Gold Properties; (ii) exploration and evaluation expenditures of $598,341, (iii) wages and salaries of $539,498; (iv) the non-cash accretion of the host amount of the Contact Preferred Shares of $509,113, (v) stock-based compensation of $249,789, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the fourth quarter of 2018 reflects (i) $2,085,252 recognized in other comprehensive gain from the revaluation of the Company's USD-denominated Contact Gold Properties; (ii) loss on disposal of exploration properties of $1,962,061, (iii) exploration and evaluation expenditures of $551,692, (iv) the non-cash accretion of the host amount of the Contact Preferred Shares of $493,258, (v) foreign exchange loss of $569,521, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the third quarter of 2018 reflects (i) $696,054 recognized in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Gold Properties; (ii) exploration and evaluation expenditures of $1,937,226 (iii) the non-cash accretion of the host amount of the Contact Preferred Shares of $470,901, and (iv) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the second quarter of 2018 reflects (i) $811,019 recognized in other comprehensive gain from the revaluation of the Company's USD-denominated Contact Gold Properties; (ii) exploration and evaluation expenditures of $1,349,598, (iii) the non-cash accretion of the host amount of $449,558, (iv) write-off (non-cash) of the Woodruff property of $84,286, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	March 31, 2020	December 31, 2019
Current Assets	$563,688	$1,238,743
Total Assets	$42,536,201	$39,675,218
Total Current Liabilities	$627,453	$501,434
Total Liabilities	$17,740,218	$15,717,782
Shareholders' Equity	$24,795,983	$23,957,436
Number of Contact Shares outstanding	84,471,973	84,471,973
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	($0.04)	($0.14)

Assets

The increase in total assets reflects an increase of $3 million to the value attributable to the Contact Gold Properties, a $0.7 million decease in the balance of cash and cash equivalents, net of continued exploration and general corporate activities, the decrease of prepaids and deposits as compared to amounts held in the comparative year.

The Contact Properties, and changes to the reported values thereto, include:

	Pony Creek	South Carlin Projects	Green Springs	Cobb Creek	Portfolio properties	Total
	(a)	(b)	(c)	(d)	(e)
	$	$	$	$	$	$
December 31, 2018	29,425,698	4,439,555	-	312,474	7,169,591	41,347,318
Additions	-	-	466,857	-	-	466,857
Disposals & Abandonments	-	-	-	-	(1,381,434)	(1,381,434)
Recovery from earn-in	-	-	-	(88,163)	-	(88,163)
Foreign Exchange	(1,410,674)	(212,830)	(5,200)	(18,599)	(333,262)	(1,980,565)
December 31, 2019	28,015,024	4,226,725	461,657	205,712	5,454,895	38,364,013
Foreign Exchange	2,586,235	390,192	42,618	18,990	503,577	3,541,612
March 31, 2020	30,601,259	4,616,917	504,275	224,702	5,958,472	41,905,625

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-CAD foreign exchange rate.  Balances presented as the "Portfolio properties" include the 4 Contact Properties that are not separately identified.

In asset purchases that are not business combinations under the Financial Accounting Standards Board's (the "FASB") Accounting Standards Codification ("ASC") ASC 805, Business Combinations, a deferred tax asset ("DTA") or liability ("DTL") is calculated with the impact recorded against the assigned value of the asset acquired. However, ASC 740, Income Taxes, prohibits any immediate income tax expense or benefit from the recognition of those deferred taxes. There is a DTL-related balance attributable to the mineral properties acquired in respect of the NNPT, determined using a simultaneous equations method, attributed to the respective properties.

Liabilities

Current liabilities as at March 31, 2020 comprises payables of $589,381 (December 31, 2019: $468,058), other current liabilities of $38,072 (December 31, 2019: $33,376) reflective of the amount due to the Cobb Counterparty in the next 12-months. The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

The balance of total liabilities reflects the value of the "host" and Embedded Derivatives that comprise the Contact Preferred Shares.  The Contact Preferred Shares were concluded to be a form of obligation and have been included as a non-current liability.  The Contact Preferred Shares have a maturity date of five years from the date of issuance and a cumulative cash dividend payable upon redemption, at a fixed rate equal to 7.5% per annum.  The terms and conditions of the Contact Preferred Shares with accounting impact are detailed in the Interim Financial Statements.

A summary of changes to the total value of the Contact Preferred Shares at March 31, 2020 is as follows:

Host instrument:

Carrying value of the Contact Preferred Shares host instrument at December 31, 2019	$12,612,107
Change in carrying value from January 1 to March 31, 2020
Accretion	622,005
Foreign exchange	1,196,339
Carrying value of the Contact Preferred Shares host instrument at March 31, 2020	$14,430,451

Embedded Derivatives:

Fair value of Embedded Derivatives at December 31, 2019	$634,417
Change in fair value of Embedded Derivatives for January 1 to March 31, 2020	(106,270)
Fair value of Embedded Derivatives at March 31, 2020	$528,147

The number of Contact Shares to be issued would be 11,664,381 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on the rate of foreign exchange on March 31, 2020.

The estimated fair value of the host instrument at March 31, 2020 is USD 10,318,722 ($14,639,171).

Liquidity and Capital Resources

Going Concern, Capital Management and Contractual Obligations

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  As at the date of this MD&A, the Company has approximately $0.97 million available in cash, and working capital of approximately $0.83 million.  Contact Gold's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  Contact Gold's continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity.

Although the Company has been successful in the past in obtaining financing, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company, therefore giving rise to a material uncertainty, which may cast substantial doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that the Interim Financial Statements are issued.  Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the AIF under the heading "Risk Factors", and in this MD&A under heading "Known Trends and Uncertainties".  In particular, the Company's access to capital and its liquidity will be impacted by global macroeconomic trends, the significant global impacts from the Covid-19 coronavirus outbreak, fluctuating commodity prices and investor sentiment for the mining and metals industry.

Consequently, management pursues various financing alternatives to fund operations and advance its business plan, the most recent of which include the 2019 Private Placement, and the Offering, each as detailed in this MD&A, as well as the recently closed 2020 Private Placement.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest certain mineral property assets, to preserve working capital and alleviate any going concern risk.

Capital Management

Contact Gold manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash. To facilitate the management of its capital requirements, Contact Gold prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to continue exploration and development on the Contact Properties, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

Contractual Obligations

A. Contact Gold and Goldcorp USA, Inc. ("Goldcorp"), an affiliate of Newmont Corporation, entered into an investor rights agreement in 2017 whereby, for so long as Goldcorp maintains a 7.5% or greater equity ownership interest in Contact Gold:

a) Goldcorp will have the right to maintain its pro rata ownership percentage of Contact Gold during future financings;

b) Goldcorp shall have the right to receive regular updates of technical information about Contact Gold;

c) Contact Gold will form, at Goldcorp's request, a technical committee and Goldcorp will have the right to appoint not less than 25% of the members of the technical committee; and

d) If Goldcorp elects to sell a block of more than 5% of the Contact Gold Shares, Contact Gold will have the right to designate buyers.

A "top up" right to increase its equity ownership percentage expired upon closing of the 2019 Private Placement.  Goldcorp did not elect to maintain its pro rata ownership percentage of Contact Gold in the 2020 Private Placement.

B. In addition to the Embedded Derivatives, the Contact Preferred Shares include the following rights, privileges, restrictions and conditions ("Other Terms") for which there is no accounting impact:

So long as Waterton Nevada and/or its affiliates beneficially own or control 33⅓% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

Property-related:

i. Right of First Offer. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the originally-acquired Contact Properties that is not a sale of all or substantially all of Contact Gold's assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the originally-acquired Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the originally-acquired Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii. Right of First Refusal. If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii. Sale of Substantially All of Contact Gold's Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada's prior written consent, which will not be unreasonably withheld or delayed.

Liquidation or wind-up related:

In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

Outstanding Securities

There were 84,471,973 Contact Shares issued and outstanding as at March 31, 2020 (84,471,973 at December 31, 2019), including 33,334 Restricted Shares (December 31, 2019: 33,334).  As of the date of this MD&A, including the Restricted Shares, there are 96,971,973 Contact Shares issued and outstanding, and 12,500,000 share purchase warrants outstanding.

As at March 31, 2020 and December 31, 2019, there were also 11,111,111 Contact Preferred Shares outstanding, as described elsewhere in this MD&A.

Recent financings and issuances of Contact Shares

A. To maintain financial flexibility, the Company filed a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions") on October 24, 2018. The Shelf Prospectus will, subject to securities regulatory requirements, enable Contact Gold to make offerings of up to $30 million of any combination of Contact Shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the "Securities") during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid.  The specific terms of any future offering of Securities will be established in prospectus supplements to the Shelf Prospectus (a "Prospectus Supplement"), filed with the applicable Canadian securities regulatory authorities.

B. On March 14, 2019, the Company closed the 2019 Private Placement issuing 9,827,589 Contact Shares, at a price of $0.29 per Contact Share for gross proceeds of $2,850,001.  Each Contact Share was accompanied by one right (a "Private Placement Right").  On May 22, 2019, upon closing of the Prospectus Offering (described below), the Private Placement Rights were converted into 2,047,398 additional Contact Shares without the payment of additional consideration.  As a consequence of the conversion of the Private Placement Rights (and issuance of the additional Contact Shares), the effective price per Contact Share issued in the Private Placement was $0.24.  All securities offered pursuant to the 2019 Private Placement, including those issued pursuant to the conversion of the Private Placement Rights are restricted securities under Rule 144 under the United States' Securities Act of 1933, as amended (the "Securities Act").

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument. The total estimated fair value of the Private Placement Rights, recorded initially as an obligation, was $370,232.  A $39,248 increase to the obligation was recorded through to the date of conversion further to an adjustment of the estimated fair value of the Private Placement Rights, at which point $409,480 was recognized to equity.

The aggregate value of the Contact Shares issued in the 2019 Private Placement was $2,479,769.  Upon conversion, share issue costs of $6,004 associated with the Private Placement Rights were recognized in the period, and $409,480 was recognized to equity.  A total of $46,927 in associated share issue costs were recognized in equity, of which $21,750 in finders' fees were net settled on closing of the 2019 Private Placement.

C. On May 22, 2019, pursuant to (i) a Prospectus Supplement, and (ii) an Offering Circular on Form 1-A, filed with the United States Securities and Exchange Commission, pursuant to Regulation A under the Securities Act, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering") for gross proceeds of $4,000,000. Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated statement of financial position at December 31, 2018, were recognized in the period.  An amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain expenditures incurred by the underwriters is included in share issue costs, and were net settled on closing of the Prospectus Offering.

D. Contact Gold issued 2,000,000 Contact Shares as initial consideration to acquire the Green Springs property pursuant to the July 23, 2019 agreement with Ely Gold.

E. On May 22, 2020, the Company closed the final tranche of a non-brokered private placement (the "2020 Private Placement") of units of the Company ("Units") resulting in the issuance of an additional 1,630,000 Units at a price of $0.10 per Unit for gross proceeds of $163,000.  In aggregate with the closing of the first (April 24, 2020) and second (May 5, 2020) tranches of the 2020 Private Placement, the Company has issued 12,500,000 Units, for gross proceeds of $1,250,000. Each Unit consists of one Common Share and one Common Share purchase warrant (a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.15 per share for a period of 24 months from the closing date (the "Expiry Date").  The offered securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and may not be offered or sold to, or for the account or benefit of, any person in the United States or any "U.S person", as such term is defined in Regulation S under the Securities Act, absent registration or an applicable exemption from registration requirements. Offers and sales in the United States will be limited to institutional accredited investor. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada, and are also deemed to be "restricted securities" under Rule 144 of the Securities Act, which generally requires a one-year hold period.  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSXV at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

Escrowed Contact Shares and other restrictions and obligations

As at March 31, 2020, 3,511,538 (December 31, 2019 - 3,511,538) of the Company's issued common shares were held in escrow and restricted from trading until June 14, 2020, pursuant to the rules of the TSXV.

Stock-based compensation

i) Stock Options

On January 16, 2020, 2,125,000 Options at priced at $0.19, vesting in thirds with a five-year expiry from the date of grant were awarded to directors, officers and other Company personnel.

On July 8, 2019, the Company and certain officers and directors of the Company agreed to cancel an aggregate of 3,233,000 Options originally awarded on June 13, 2017.

During the year ended December 31, 2019 a total of 240,000 Options originally awarded to certain service providers to the Company were forfeit further to the termination of their respective services agreements.

As at March 31, 2020, there were 8,520,000 (December 31, 2019: 6,395,000) Options outstanding to purchase Contact Shares, of which 3,016,666 had vested at March 31, 2020 (December 31, 2019: 1,691,666).  As at the date of this MD&A, there are 8,520,000 Options outstanding to purchase Contact Shares, of which 3,706,334 had vested.

ii) Deferred Share Units

The Company awarded 618,480 deferred share units ("DSUs") to certain directors during the three months ended March 31, 2020 (2019: 402,263).  Directors' fees are paid quarterly; and beginning in July 2019 the Company expects to satisfy most of this remuneration to the independent directors in DSUs, rather than cash. A further 324,999 DSUs were awarded subsequent to period end to these same directors.

iii) Restricted Share Units

An award of 239,220 RSUs was made to certain employees and officers of the Company during the three months ended March 31, 2020.

Contact Preferred Shares

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 redeemable preferred shares (the "Contact Preferred Shares") with an aggregate face value denominated in USD 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada (the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount").  The accrued Dividend amount is payable on the earlier of conversion and the Maturity Date and has priority over any other dividends declared on other classes of the Company's stock.

Further discussion of the terms and accounting for such terms currently governing the Contact Preferred Shares are detailed in the Interim Financial Statements as well as in this MD&A under heading "Selected Statement of Loss and Comprehensive Loss Data - Preferred Stock".

The number of Contact Shares to be issued would be 11,664,381 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on the rate of foreign exchange on March 31, 2020. The number of Contact Shares to be issued upon conversion of the Contact Preferred Shares may be materially different depending upon the USD-Canadian dollar exchange rates at the time of such conversion.

Financial Instruments and Other Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheets, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement.

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices (unadjusted) in active markets for identical assets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices or valuation models, as appropriate.  Valuation models require the use of assumptions, which may include the expected life of the instrument, the expected volatility, dividend payouts, and interest rates. In determining these assumptions, management uses readily observable market inputs where available or, where not available, inputs generated by management.  Changes in fair value of held-for-trading financial instruments are recorded in gain or loss for the period.  The Company held no held-for-trading financial assets or liabilities as at March 31, 2020.  The Embedded Derivatives, which are classified as Level 3 financial liabilities at FVTPL, are interconnected and relate to similar risk exposures, and are accordingly are valued together as one embedded derivative. Certain inputs to the calculation of the value of the Embedded Derivatives use Level 2 and Level 3 inputs.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive gain or loss. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net loss (gain).  Investments in equity instruments that do not have an active quoted market price are measured at cost. As at March 31, 2020, the Company has classified certain of its financial assets in this category.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.  Loans and receivables of Contact Gold are composed of 'Cash and Cash Equivalents' (Level 1); 'Receivables' (Level 2); and 'Bonding Deposits' (Level 2), and are classified as current or non-current assets according to their nature.  The carrying value of the Company's loans and receivables as at March 31, 2020, approximate their fair value due to their short-term nature.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Subsequently, these other financial liabilities are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.  Other financial liabilities include payables and accrued liabilities (Level 2), the "host" element of the Contact Preferred Shares (Level 3), and the Cobb Creek obligation (Level 3).  Other financial liabilities are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.  No amount of the Contact Preferred Shares is currently due within 12 months, one USD 30,000 payment of the Cobb Creek obligation is due in November 2020.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, the Contact Preferred Shares and the Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

Contact Preferred Shares, the Embedded Derivatives, the Private Placement Rights, and the Cobb Creek Obligation are each considered to Level 3 type financial liabilities, with each determined by observable data points, in particular the Company's share price, and for certain of these financial instruments, the rate of CAD/USD foreign and the Company's credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  As at March 31, 2020 the balance of cash held on deposit was $0.3 million (December 31, 2019: $0.8 million). The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period. Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for the Company's shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

With the exception of the Contact Preferred Shares, and other non-current liabilities, the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $109 increase or decrease respectively, in the Company's cash balance.  The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.  A significant portion of the Company's cash balance may be held in USD in any given period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses. A detailed presentation of all of Contact Gold's significant accounting policies and the estimates derived therefrom, along with discussion as to judgments and estimates made by management which might impact the financial information, and a summary of new accounting pronouncements, please refer to our disclosures in the Interim Financial Statements at Note 2.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Additional disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Contact Gold's general and administrative expenses and mineral exploration property costs are provided in the statements of loss and comprehensive loss and notes to the Interim Financial Statements.  These financial statements are available on Contact Gold's website at www.contactgold.com or on its SEDAR profile accessed through www.sedar.com.

Off Balance Sheet Arrangements and Legal Matters

Contact Gold has no off-balance sheet arrangements, and there are no outstanding legal matters of which management is aware.

Related Party Transactions

Refer to disclosure in the Interim Financial Statements.

Proposed Transactions

There are no proposed material transactions.  However, as is typical of the mineral exploration and development industry, management of Contact Gold continually review potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value. The Company also notes that in order to satisfy its capital requirements and undertake a planned exploration program for 2020 it will be necessary to raise additional funds, likely through a capital raise.  There is no guarantee that any contemplated transaction will be concluded.

Known Trends and Uncertainties

Trends and uncertainties, and economic and industry risk factors that may affect our business, in particular those that could affect our liquidity and capital resources, are described in more detail under the heading "Risk Factors" in the Company's AIF.  In particular, there are currently significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development, including:

Global Financial Conditions, and the Market Price of the Company's Securities

Global financial conditions have been characterized by ongoing volatility with a particularly negative impact on access to public financing for earlier-stage and even advanced-stage mineral exploration companies.  As at the date of this MD&A there is also a significant amount of uncertainty and economic disruption caused by the global Covid-19 coronavirus ("coronavirus") outbreak that has had a catastrophic impact on access to capital and liquidity, and access to public financing.

These conditions may affect the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company's operations could be negatively impacted.  More specifically, the price of the Company's securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events.  If these or other factors continue to adversely affect the price of gold, the market price of the Company's securities may decline, and the Company's operations may be materially and adversely affected.

The Contact Shares currently trade on the TSXV. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Contact Shares will be unaffected by any such volatility.

The price of the Contact Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in its financial condition or results of operations as reflected in its quarterly financial reports.

Other factors that may have an effect on the price of the Contact Shares include the following:

1. the price of gold and other metals;

2. the pervasive and ongoing impact of the coronavirus outbreak

3. the Company's operating performance and the performance of competitors and other similar companies;

4. the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

5. lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Contact Shares;

6. the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities;

7. a substantial decline in the price of the Contact Shares that persists for a significant period of time could cause the Company's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity;

8. the results of the Company's exploration programs and/or resource estimates (initial or otherwise) for Pony Creek, Green Springs, or any of the other Contact Gold Properties;

9. the Company's ability to obtain adequate financing for further exploration and development;

10. changes in the Company's financial performance or prospects;

11. the number of Contact Shares to be publicly-traded after a public offering or private placement of securities of the Company;

12. changes in general economic conditions;

13. the arrival or departure of key personnel;

14. acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

15. changes or perceived changes in the Company's creditworthiness;

16. performance and prospects for companies in the mining industry generally;

17. the number of holders of the Common Shares;

18. the sale, of perceived threat of sale, of securities by major shareholders;

19. the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities;

20. the interest of securities dealers in making a market for the Common Shares;

21. prevailing interest rates;

22. changes in global business or macroeconomic conditions; and

23. the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information" in the Company's AIF.

As a result of any of these factors, the market price of the Contact Shares at any given point in time may not accurately reflect the Company's long-term value and shareholders may experience capital losses as a result of their investment in the Company.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Early-Stage Development Company

The Company is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. The Company's properties have no established mineral resources or mineral reserves on any of the Contact Properties due to the early stage of exploration at this time.  Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource or mineral reserve and it is uncertain if further exploration will result in the determination of any mineral resource or mineral reserve. Quantities and/or grade described in this MD&A should not be interpreted as assurances of a potential mineral resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company's projects can be mined profitably. Substantial expenditures are required to establish mineral resources or mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.  Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Government Regulation

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including the greater sage-grouse, mining taxes and labour standards. In order for the Company to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that the Company's licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101. There are no assurances that the geological similarities to projects mentioned herein operated by GSV or the Emigrant Mine, or other project along the Carlin Trend, will result in the establishment of any resource estimates at any of Contact Gold's property interests including Pony Creek, or that the Pony Creek can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, Vice President Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-10.

Additional Information

For further information regarding Contact Gold, refer to those continuous disclosure filings made with the Canadian securities regulatory authorities available under Contact Gold's profile on SEDAR at www.sedar.com.

Subsequent Events Not Otherwise Described Herein

With the exception of transactions and activities described in this MD&A, there were no subsequent events.

Approval

The Board has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it of us, and will be posted to Contact Gold's website at www.contactgold.com.

(signed) "Matthew Lennox-King"	(signed) "John Wenger"
Matthew Lennox-King	John Wenger
President & Chief Executive Officer	Chief Financial Officer & VP Strategy
May 28, 2020

Cautionary Notes Regarding Forward-Looking Statements

This MD&A, contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this MD&A, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company on the Contact Gold Properties, and the timing and settlement of the Company's current obligations.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak, fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of the MD&A. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.